Exhibit 99.30

IMPORTANT INFORMATION FOR ANY U.S. SHAREHOLDERS

This allotment of listed subscription rights without contribution is made for the securities of a foreign company. The allotment is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The issuer expects the exercise of the rights to be exempt from registration in the United States in reliance upon the exemption provided by Rule 801 under the U.S. Securities Act of 1933, as amended (the “Act”), which requires prohibition of U.S. residents from transferring the rights other than through transfers in accordance with Regulation S under the Act. Accordingly, U.S. shareholders may exercise their allotted rights by following the prescribed procedures, but there will be no registration statement filed with the U.S. Securities and Exchange Commission. The rights will be listed on the Osaka Securities Exchange Co., Ltd. and will trade only through the book-entry facilities of the Japan Securities Depository Center, Inc. in Japan.

Disclaimer

The following is an English translation of the original Japanese document, prepared solely for the convenience of and reference by overseas investors. If there exist any discrepancies between the original Japanese language and English translation, the Japanese language will always prevail. The issuer shall not be liable for this translation or any loss or damage arising from this translation.

July 5, 2013

Company name: J Trust Co., Ltd.

Corporate officer title: President & CEO Nobuyoshi Fujisawa

(Stock code: 8508)

(Listed stock exchange: Osaka Securities Exchange, 2nd Section)

Contact: Director Taiji Hitachi

Telephone number: +81-3-4330-9100

Notice Regarding Status of the Exercise of the Company’s Subscription Rights by the

Largest Shareholder and His Exercise Intentions

Regarding the rights offering announced in hereinafter referred to as “the Rights Offering” and the subscription rights allotted are hereinafter referred to as “the Subscription Rights”), today marks the first day of the exercise period. We would like to inform that today, the Company’s President & CEO Nobuyoshi Fujisawa, who is the largest shareholder (including Fujisawa’s asset management company, hereinafter referred to as “Fujisawa”) provided the Company with the following explanation as to his intention to exercise the Subscription Rights.

1.	Today, Fujisawa exercised 12, 000, 000 Subscription Rights and made a payment of 21.6 billion yen to the Company.

2.	Fujisawa intends to exercise the remaining units of the Subscription Rights allocated to him.

3.	Other matters are as stated in the “Notice of Financing for the Exercise of the Company’s Subscription Rights by the Largest Shareholder and His Exercise Intentions” released by the Company on May 31.